UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of July, 2005

Commission File Number 000-22976

Call-Net Enterprises Inc. (Translation of registrant’s name into English)
2235 Sheppard Avenue East Suite 1800 North York, Ontario Canada M2J 5G1 (Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☐	Form 40-F	☒

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CALL-NET ENTERPRISES INC.

By:	/s/ Graeme McPhail
Name: Graeme McPhail
Title: Vice President, Associate General Counsel

Date: July 8, 2005

Exhibit Index

Exhibit Number        Description

99.1            Material Change Report filed on SEDAR by Call-Net Enterprises Inc. on July 6, 2005